February 23, 2004	Exhibit 10.4A

Linda E. McMahon
c/o World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT  06902
Dear Mrs. McMahon:

          Reference is made to the Employment Agreement, dated October 14, 1999 (“the Agreement”).  The Agreement is hereby amended, effective January 1, 2004, by adding a new Section 4(e) thereto which shall read as follows:

“(e)  Use of Company Aircraft.  When the Company’s aircraft is not in use for its business purposes, the aircraft may be used for the personal travel of the Chairman, the Chief Executive Officer, members of their immediate family and their invited guests.  Such use is permitted for the following reasons: the personal safety of the Chairman and Chief Executive Officer; and to limit the “wear and tear” on such individuals arising from the extensive nature of their business travel and their high profile among members of the public.  For any personal use of the aircraft in accordance in this Section 4(e), compensation shall be attributable to the appropriate employee of the Company at a rate equal to the higher of (x) 120 percent of first class airfare for comparable travel; or (y) rates prescribed by applicable IRS regulations.  The amount of such use, and the resulting imputed income to the Executive and cost to the Company, shall be reviewed regularly by the Company’s Compensation Committee.

          As amended hereby, all terms, conditions and provisions of the Agreement shall remain in full force and effect.

WORLD WRESTLING ENTERTAINMENT, INC.

By:	/s/ LOWELL P. WEICKER, Jr.

Governor Lowell P. Weicker, Jr.
Chairman, Compensation Committee

- and -

By:	/s/ PHILIP B. LIVINGSTON
Philip B. Livingston
Chief Financial Officer

AGREED:

/s/ LINDA E. MCMAHON

Linda E. McMahon